Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OneConnect Financial Technology Co., Ltd.

壹 賬 通 金 融 科 技 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6638)

(NYSE Stock Ticker: OCFT)

ANNUAL RESULTS ANNOUNCEMENT

FOR THE YEAR ENDED DECEMBER 31, 2024

The board (the “Board”) of directors (the “Directors”) of OneConnect Financial Technology Co., Ltd. (the “Company”) is pleased to announce the results of the Company and its subsidiaries and other consolidated entities (collectively, the “Group”) for the year ended December 31, 2024 (the “Reporting Period”), together with the comparative figures for the year ended December 31, 2023.

In this announcement, “we,” “us,” and “our” refer to the Company and where the context otherwise requires, the Group.

FINANCIAL PERFORMANCE HIGHLIGHTS

•	Revenue from continuing operations[1] was RMB2,248.1 million for the year ended December 31, 2024, as compared to RMB3,521.6 for the year ended December 31, 2023.

•	Gross margin of continuing operations was 35.8% for the year ended December 31, 2024 as compared to 37.7% for the year ended December 31, 2023; non-IFRS gross margin[2] of continuing operations was 38.2% for the year ended December 31, 2024 as compared to 40.4% for the year ended December 31, 2023.

•	Net loss from continuing operations attributable to shareholders was RMB669.2 million for the year ended December 31, 2024, as compared to RMB211.3 million for the year ended December 31, 2023. Net margin of continuing operations to shareholders was -29.8% for the year ended December 31, 2024 compared to -6.0% for the year ended December 31, 2023.

•	Net loss from continuing operations per ADS, basic and diluted, was RMB18.42 for the year ended December 31, 2024 as compared to RMB5.82 for the year ended December 31, 2023.

•	Net loss from continuing and discontinued operations attributable to shareholders was RMB459.7 million for the year ended December 31, 2024, compared to RMB362.7 million for the year ended December 31, 2023. Net margin of continuing and discontinued operations to shareholders was -20.4% for the year ended December 31, 2024, compared to -10.3% for the year ended December 31, 2023.

	Year Ended December 31,		YoY
In RMB’000, except percentages and per ADS amounts	2024	2023
Continuing operations
Revenue
Revenue from Ping An Group and Lufax[3]	1,307,064	2,360,112	-44.6%
Revenue from third-party customers[4]	941,039	1,161,479	-19.0%
Total	2,248,103	3,521,591	-36.2%
Gross profit	804,497	1,326,017
Gross margin	35.8%	37.7%
Non-IFRS gross margin[1]	38.2%	40.4%
Operating loss	(303,533)	(217,285)
Operating margin	-13.5%	-6.2%

Net loss from continuing operations to shareholders	(669,176)	(211,342)
Net margin of continuing operations to shareholders	-29.8%	-6.0%
Net loss from continuing operations per ADS[5], basic and diluted	(18.42)	(5.82)

Net loss from continuing and discontinued operations attributable to shareholders	(459,677)	(362,715)
Net margin of continuing and discontinued operations to shareholders	-20.4%	-10.3%
Loss from continuing and discontinued operations per ADS[5], basic and diluted	(12.66)	(9.99)

Notes:

[1]	On April 2, 2024, the Company completed the disposal of its virtual bank business (the “discontinued operations”) to Lufax Holding Ltd (“Lufax”) for a consideration of HK$933 million in cash. For details, please refer to the announcement published by the Company on November 14, 2023, the circular published by the Company on December 5, 2023, and the announcements published by the Company on January 16, April 2 and April 17, 2024. As a result of the disposal, the historical financial results of the virtual banking business segment have been reflected as the “discontinued operations” in the Company’s consolidated financial information and the historical financial results of the remaining business of the Company (the “continuing operations”) have been reflected as the “continuing operations” in the Company’s consolidated financial information for the year ended December 31, 2024, and comparative information has been restated accordingly.

[2]	For more details on this non-IFRS financial measure, please see the section headed “Use of Unaudited Non- IFRS Financial Measures”.

[3]	On July 30, 2024, Lufax became a subsidiary of Ping An Insurance (Group) Company of China, Ltd. (“Ping An” and together with its subsidiaries, the “Ping An Group”). For reference, please refer to the announcement published by Ping An Group on October 21, 2024. Therefore the Company’s revenue from Ping An Group shown in the table includes revenue from Lufax since July 30, 2024. Revenue from Lufax for the year ended December 31, 2024 prior to its consolidation into Ping An Group was approximately RMB116 million.

[4]	Third-party customers refer to each customer with revenue contribution of less than 5% of the Company’s total revenue in the relevant period. These customers are a key focus of the Company’s diversification strategy.

[5]	Each American Depositary Share (“ADS”) represents 30 ordinary shares.

Use of Unaudited Non-IFRS Financial Measures

The unaudited consolidated financial information is prepared in accordance with IFRS Accounting Standards (“IFRS”) issued by the International Accounting Standards Board. Non-IFRS measures are used in gross profit and gross margin, adjusted to exclude non-cash items, which consist of amortization of intangible assets recognized in cost of revenue, depreciation of property and equipment recognized in cost of revenue, and share-based compensation expenses recognized in cost of revenue. The management of the Company regularly reviews non-IFRS gross profit and non-IFRS gross margin to assess the performance of the business. By excluding non-cash items, these financial metrics allow the management of the Company to evaluate the cash conversion of one dollar revenue on gross profit. The Company uses these non-IFRS financial measures to evaluate its ongoing operations and for internal planning and forecasting purposes. The Company believes that non-IFRS financial information, when taken collectively, is helpful to investors because it provides consistency and comparability with past financial performance, facilitates period-to-period comparisons of results of operations, and assists in comparisons with other companies, many of which use similar financial information. The Company also believes that presentation of the non-IFRS financial measures provides useful information to its investors regarding its results of operations because it allows investors greater transparency to the information used by its management in its financial and operational decision making, so that investors can see through the eyes of the management regarding important financial metrics that the management uses to run the business as well as allowing investors to better understand the Company’s performance. However, non-IFRS financial information is presented for supplemental informational purposes only, and should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from similarly-titled non-IFRS measures used by other companies. In light of the foregoing limitations, you should not consider non-IFRS financial measure in isolation from or as an alternative to the financial measure prepared in accordance with IFRS. Whenever the Company uses a non-IFRS financial measure, a reconciliation is provided to the most closely applicable financial measure stated in accordance with IFRS. Investors and shareholders are encouraged to review the related IFRS financial measures and the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures.

The table below sets forth an unaudited reconciliation of IFRS and non-IFRS results for the periods indicated:

	Year ended December 31,
	2024 (Unaudited) RMB’000	2023 (Unaudited) RMB’000
Gross profit from continuing operations	804,497	1,326,017
Gross margin of continuing operations	35.8%	37.7%
Non-IFRS adjustment
– Amortization of intangible assets recognized in cost of revenue	49,162	87,928
– Depreciation of property and equipment recognized in cost of revenue	4,030	5,567
– Share-based compensation expenses recognized in cost of revenue	87	3,233
Non-IFRS gross profit from continuing operations	857,776	1,422,745
Non-IFRS gross margin from continuing operations	38.2%	40.4%

BUSINESS REVIEW AND OUTLOOK

Business Review

We are a technology-as-a-service provider for the financial services industry in China with an expanding international presence. We provide “full-stack” integrated technology solutions to financial institution customers, including digital banking solutions and digital insurance solutions. We also provide digital infrastructure for financial institutions through our Gamma Platform. Our solutions and platform help financial institutions accelerate their digital transformation. We believe that our “business + technology” model is our key competitive advantage and a driving force of how we win new business and engage with our customers. 100% of large and joint-stock banks, 99% of city commercial banks, 65% of property and casualty insurance companies and 48% of life insurance companies in China have used at least one of our products since our inception.

We were spun off from the Ping An Group in 2019, with a vision to provide our technology solution and digital infrastructure to broader financial institutional clients and gradually reducing revenue concentration from Ping An Group. While we remain committed to this long-term goal, significant macro and sector headwinds in recent years have negatively impacted our performance and hindered the viability of achieving this objective. There is downward pressure on the profitability of some of our largest customers and third-party banks, which caused a cool-down in credit activity and reduced IT budgets, stifling the growth of our third-party business and revenue.

Digital Banking

Our digital banking services offer a wide array of solutions tailored to the digital transformation needs of financial institutions in the banking industry. These solutions comprise of digital retail banking, digital credit management and digital operations solutions, leveraging our competitiveness in “business + technology”. These solutions assist banks in driving growth, mitigating operational risks, improving management efficiency, and realizing high-quality development. By implementing these comprehensive solutions, banks can augment their overall digital capabilities and deliver superior outcomes for their customers.

Digital retail banking solutions align with the latest trends in the retail banking sector, providing a comprehensive “consulting + system + operations” integrated solution for banking clients. Through digital transformation consulting, we assist banking customers in formulating a clear development path for their retail digital transformation. This includes creating an overall digital transformation blueprint, building a “customer-centric” digital customer operations system, and designing digital marketing strategies and operational decision-making frameworks. Our 3E-Series products (E-Banker app, E-Sales Management and E-Wealth Advance-map) empower banks to comprehensively enhance their operational capabilities for customers, products, and channels. This enables them to gain deep insights into all customer segments, manage products intelligently, operate collaboratively across all channels, and make smart decisions throughout the entire value chain. Our customer operations solutions help banks design operational scenarios and strategies for key customer segments, such as long-tail customers, and execute marketing strategies by leveraging AI and other intelligent tools. This approach uncovers and activates the latent value of customers, ultimately improving overall operational efficiency and effectiveness.

Our digital credit management solution is a comprehensive and fully integrated package that provides banks with an end-to-end credit management system, an intelligent risk control system covering all credit scenarios, and intelligent operational service solutions. Tailored for corporate credit and small and medium-sized enterprise (“SME”) credit scenarios, it offers bank customers all-client, all-product, and end-to-end management systems, designed to improve credit management efficiency and reduce operational costs. By leveraging cutting-edge technologies such as AI, big data analytics, and intelligent algorithms, we assist banks in developing scenario-based models across all stages of their credit operations. This enables proactive risk management, intelligent decision-making, and precise control, strengthening the proactive risk controls of banks. Additionally, we help banks serve SMEs by building intelligent inclusive credit systems and end-to-end services including customer acquisition, product innovation, experience enhancement, and intelligent risk controls. This empowers bank customers to effectively enhance their capabilities in expanding their SME business.

Our suite of digital operations solutions is designed for bank management departments, offering a comprehensive suite of decision-making solutions. These solutions include balance sheet analysis, liquidity risk management, interest rate risk management in the banking book, exchange rate risk management, pricing management, capital management, budget management, cost allocation, and profitability analysis. These solutions assist banks in formulating strategic development plans, gain insights into their operations, accurately track costs, efficiently allocating resources, strengthen performance evaluations, and meet regulatory compliance requirements. Leveraging Ping An Group’s AI technology, we have built a “Super Brain” to support precise and intelligent management. Additionally, leveraging data-driven insights, we help financial institutions build tailor-made comprehensive solutions for standardized online mortgage loan services, empowering them to enhance their capabilities in inclusive finance and scale their initiatives.

In 2024, we made significant progress in upgrading and iterating products by leveraging our technological capabilities to facilitate smart, streamlined operations for customers. Our digital retail banking, digital credit management and digital operations solutions have received further enhancements to application scenarios, algorithm models, system compatibility, and architectural optimization. We focus on improving the customer experience, application effectiveness, and overall capabilities.

•	We have continuously enhanced product intelligence and convenience through AI applications, supporting the streamlining and proactive compliance of businesses. For example, JinJieYing, our AI solution for housing mortgage loans, can perform intelligent due diligence, intelligent risk management, and operational tasks, enhancing customer managers’ productivity by roughly six-fold and reducing loan approval time to approximately one day. Our 3E-Series products empower the management of teams, business opportunities and wealth. These products have increased customer AUM by over 20%, improved business opportunity reach rate by 2-3 times, and increased the number of private banking customers by 38%. We also help improve the quality and efficiency of sales and marketing by deploying a series of AI-empowered tools like AI outbound assistant, AI sales assistant, AI process quality control, and AI asset allocation. In addition to a comprehensive package of domestically-developed IT solutions spanning from consultation to implementation, we help our customers comply with regulatory compliance standards through our One-Table Solution which improves the timeliness, completeness, and accuracy of required data submissions.

•	We consistently upgrade our products by adopting a customer-centric approach to driving smart retail banking operations. Using our smart solutions, financial institutions can enhance their customer management processes by categorizing, effectively targeting, and visualizing operations among many others. We also help them improve product quality when analyzing wealth, asset allocation strategies, and account planning, while facilitating customer acquisition across various channels through synergized strategies, effective customer segment operations, and AI-assisted databases. These solutions have been well received by banks.

•	We have expanded our smart credit solution to overseas markets. This end-to-end solution integrates operations, business, data, and systems, offering a flexible and configurable system with scalable product solutions. With a proven track record in domestic markets, this solution effectively enhances loan processing efficiency by over 60%, augments AI-driven risk control capabilities by 50%, and boosts modular configuration and iteration efficiency by 30%.

Digital Insurance

In digital insurance, our solution digitalizes the entire insurance process, helping insurance companies manage marketing, customer relationships, and claims processing. We also provide service management platforms to customers under our intelligent property and casualty (“P&C”) insurance and intelligent life insurance solutions.

Our end-to-end intelligent P&C insurance solution helps auto and non-auto insurers reduce costs, combat fraudulent claims, and improve service quality. Integrating AI and advanced analytics, it digitalizes and automates the entire underwriting process, covering core risk predication, cost management and risk control functions. It also streamlines claim-processing procedures, from submission and instant inspection to settlement, appraisal, roadside assistance, and auto parts sourcing. In 2024, we established benchmark cases for our end-to-end P&C insurance solution, demonstrating its effectiveness in reinforcing risk controls and improving customer experience. For instance, we implemented the solution for a state-owned P&C insurance company, addressing pain points around underwriting, claim settlements, and servicing.

Our intelligent life insurance solution enhances insurers’ performance efficiency, risk control, and customer experience across sales, policy issuance, claims processing, and customer service. In 2024, we upgraded our “Omni-channel Agent Solution,” introducing an AI-enhanced member onboarding screening model and multi-functional Optical Character Recognition (“OCR”) tool to facilitate document recognition, ensuring accuracy and efficiency throughout the claim workflow.

Gamma Platform

Our Gamma Platform serves as a foundation for digital transformation through “AI + Data” integration, empowering financial institutions and overseas regulatory agency customers to optimize operational efficiency. Combining leading AI with data from fingerprint recognition, blacklist background screening, and geolocation, its AI Gamma Vision can enhance deepfake detection, risk mitigation, and fraud prevention capabilities for customers with intelligent anti-fraud, intelligent interview, intelligent verification and many other features.

The international version of AI Gamma Vision addresses specific needs from customers in the Guangdong-Hong Kong-Macao Greater Bay Area (“Greater Bay Area”) and Southeast Asian markets. Meanwhile, our AI Gamma Vision is also compatible with domestically-developed technology platforms like HarmonyOS, fully compliant with the requirements of IT domestically developed standards.

Our intelligent data services were built on a “Lakehouse” architecture with closed loop management across the entire lifecycle from data collection and storage to management and utilization. This provides financial institutions and financial holding groups with flexible, efficient, and user-friendly data management solutions that unlock the value of data assets by enhancing data analysis and applications. Using ChatBI tools, customers can gain deep insights and analyze management practices through a Q&A dialogue format.

Due to certain subsidiaries and associates of Ping An Insurance (Group) Company of China, Ltd. ceasing to utilize our cloud services with effect from July 2024, on July 11, 2024, the Board came to the decision that in the best interest of our Company and our shareholders as a whole, we would gradually discontinue the operation of our cloud services from July 2024 onwards, and discuss with our customers regarding transitional arrangements (if any). As a result of the discontinuation, there has been a substantial decrease in revenue attributable to our cloud services platform segment in the second half of 2024 and for the full year ended December 31, 2024. For further details, please refer to the announcements published by our Company on May 7 and July 11, 2024.

Expansion into Overseas Markets

We have expanded our overseas presence and achieved strong growth in recent years, especially in Hong Kong and Southeast Asia markets. Our revenue from third-party overseas customers from continuing operations underscores both the strength of our product offerings and the effectiveness of our strategy in forging stronger ties with customers by gaining deeper insights into their needs and through innovative collaboration models.

Our subsidiary Ping An OneConnect Credit Reference Services Agency (HK) Limited has been officially named as a selected credit reference agency (“CRA”) under the Multiple Credit Reference Agencies Model since 2022. CRA will continue to focus on product development, system construction, and continuously exploring business opportunities in the Greater Bay Area.

We launched our business in Southeast Asia in 2018 to tap into Southeast Asia’s RMB10 billion financial digital transformation market, focusing on digital banking solutions tailored for Southeast Asian financial institutions. Our customers in Southeast Asia include small-and-medium-sized local banks as well as larger financial institutions, such as top 3 regional banks, 12 top local banks, and 2 of the world’s top insurance companies. With our intelligent lending platforms and core systems as flagship products, we help banks improve service efficiency and quality as well as reduce risks and costs.

In 2024, we continued to explore underlying customer needs and deepened our cooperations with overseas customers. We signed Smart Lending Platform (“SLP”) upgrade contracts with SB Finance from the Philippines and one of the top banks from Vietnam.

On April 2, 2024, we completed the disposal of virtual banking business to Lufax at a consideration of HK$933 million in cash. For details of the disposal and the reasons therefor, please refer to the paragraphs headed “Management Discussion & Analysis – Material Acquisitions and Disposals” below.

As of December 31, 2024, we have expanded our overseas presence to 20 countries and territories, covering up to 197 customers.

2023 ESG Report

On April 23, 2024, we published the 2023 Environmental, Social, and Governance Report, detailing our efforts and progress in ESG management and underscoring our commitment to environmental preservation, social responsibility, and governance excellence.

Recent Developments after the Reporting Period

Reference is made to the announcement of the Company dated February 5, 2025 (the “Announcement”). As disclosed in the Announcement, Mr. Chongfeng Shen (“Mr. Shen”) has resigned as an executive Director, the chief executive officer and chairman of the Board with effect from February 5, 2025 due to personal reasons and Mr. Chen Dangyang has been appointed as an executive Director, the chief executive officer and chairman of the Board with effect from February 5, 2025. Further to the Announcement, the Board would like to supplement that Mr. Shen has resigned from his positions with the Company due to his intention to focus on his other work commitments and engagements. Save as disclosed above, all other information disclosed in the Announcement remains unchanged. For further details, please refer to the Announcement.

Reference is also made to the joint announcement dated March 3, 2025 (the “3.7 Announcement”) jointly issued by Bo Yu Limited (“Bo Yu”) and the Company in relation to the preliminary non-binding proposal the Company received from Bo Yu on March 1, 2025 in relation to the possible privatization of the Company by way of a scheme of arrangement, which if proceeded with, could result in a delisting of the Company from the Stock Exchange and the New York Stock Exchange (the “Indicative Proposal”). A copy of the Indicative Proposal is attached as Annex A to the 3.7 Announcement. For further details, please refer to the 3.7 Announcement.

Save as disclosed above, there are no important events that had occurred since the end of the Reporting Period up to the date of this announcement.

Business Outlook

The Company maintains its goal of integrating extensive financial services industry expertise with market-leading technology and expects to invest a substantial portion of its remaining liquidity in order to continue implementing its second-stage strategy of deepening customer engagement, focusing on premium-plus customers and product optimization and integration. Looking ahead, the Company will focus on the financial technology and artificial intelligence industries, concentrating on financial institution customers while expanding its ecosystem and overseas footprint. The Company plans to invest in research and development, business know-how, and customer insights to expand customer base over the long term and boost third-party revenue growth.

MANAGEMENT DISCUSSION AND ANALYSIS

Revenue from Continuing Operations

	Year Ended December 31,
In RMB’000, except percentages	2024	2023	YoY
Implementation	664,127	834,620	-20.4%
Transaction-based and support revenue
Business origination services	30,078	132,112	-77.2%
Risk management services	247,828	320,462	-22.7%
Operation support services	549,273	861,056	-36.2%
Cloud services platform	618,088	1,245,952	-50.4%
Post-implementation support services	69,064	52,012	32.8%
Others	69,645	75,377	-7.6%
Sub-total for transaction-based and support revenue	1,583,976	2,686,971	-41.0%
Total revenue from continuing operations	2,248,103	3,521,591	-36.2%

Our revenue from continuing operations decreased by 36.2% to RMB2,248.1 million for the year ended December 31, 2024 from RMB3,521.6 million for the corresponding period of 2023, primarily due to strategic adjustments made to our revenue mix as we focus on high-value products and gradual phasing out of our cloud services since July 2024.

Revenue from implementation decreased by 20.4% to RMB664.1 million for the year ended December 31, 2024 from RMB834.6 million for the corresponding period of 2023, primarily due to a decrease in demand for implementation of financial services systems in China. Revenue from business origination services decreased by 77.2% to RMB30.1 million for the year ended December 31, 2024 from RMB132.1 million for the corresponding period of 2023, primarily due to a decrease in transaction volumes in Marketing Management Platform under digital retail banking solutions and from loan origination systems under digital credit management solutions. Revenue from risk management services decreased by 22.7% to RMB247.8 million for the year ended December 31, 2024 from RMB320.5 million for the corresponding period of 2023, mainly due to a decrease in transaction volumes from banking-related risk analytic solutions. Revenue from operation support services decreased by 36.2% to RMB549.3 million for the year ended December 31, 2024 from RMB861.1 million for the corresponding period of 2023, primarily due to a shift in business model for a number of auto ecosystem service providers where we transitioned from acting as a contractor to a distributor, which impacted revenue recognition. Revenue from cloud services platform decreased by 50.4% to RMB618.1 million for the year ended December 31, 2024 from RMB1,246.0 million for the corresponding period of 2023, primarily due to decreased transaction volume of cloud services in the first half of the year, and the strategic phasing out of cloud services since July 2024. Revenue from post-implementation support services was RMB69.1 million for the year ended December 31, 2024, an increase of 32.8% from RMB52.0 million for the corresponding period of 2023, primarily due to increased demand for our post-implementation support services from our overseas customers.

Cost of Revenue from Continuing Operations

Our cost of revenue from continuing operations decreased by 34.2% to RMB1,443.6 million for the year ended December 31, 2024 from RMB2,195.6 million for the corresponding period of 2023, generally in line with the decrease in revenue.

Gross Profit from and Gross Margin of Continuing Operations

As a result of the foregoing, our gross profit from continuing operations decreased by 39.3% to RMB804.5 million for the year ended December 31, 2024 from RMB1,326.0 million for the corresponding period of 2023. Our gross margin was 35.8% for the year ended December 31, 2024, compared to 37.7% for the corresponding period of 2023, mainly due to a decrease in economies of scale caused by the decrease in revenue. Our non-IFRS gross margin was 38.2% for the year ended December 31, 2024, compared to 40.4% for the corresponding period of 2023.

Operating Expenses from Continuing Operations

Research and Development Expenses

Our research and development costs from continuing operations decreased by 46.5% to RMB510.9 million for the year ended December 31, 2024 from RMB955.2 million for the corresponding period of 2023, primarily due to a decrease in personnel costs and the ROI-oriented approach we are taking to manage research and development projects.

Selling and Marketing Expenses

Our selling and marketing expenses decreased by 26.6% to RMB177.3 million for the year ended December 31, 2024 from RMB241.6 million for the corresponding period of 2023, mainly due to a decrease in personnel costs and advertising expenses as a result of our enhanced sales capabilities and efficiency.

General and Administrative expenses

Our general and administrative expenses decreased by 18.7% to RMB305.1 million for the year ended December 31, 2024 from RMB375.1 million for the corresponding period of 2023, primarily due to a decrease in labor costs and workplace expenses.

Net Impairment Losses on Financial and Contract Assets for Continuing Operations

Our net impairment losses on financial and contract assets for continuing operations decreased to RMB31.3 million for the year ended December 31, 2024 from RMB40.5 million for the corresponding period of 2023, primarily due to strengthened collections management of accounts receivable.

Other Income, Gains or Loss – Net from Continuing Operations

We incurred other income, gains or loss-net from continuing operations of RMB-83.5 million for the year ended December 31, 2024, compared to RMB69.2 million for the corresponding period of 2023. The loss was primarily due to goodwill impairment during the current reporting period, and to a lesser extent, the cancellation of the additional value-added tax deduction policy in 2024 and a reduction in government subsidies compared to the corresponding period in 2023.

Goodwill Assessment and Impairment

Background to and reasons for the goodwill impairment

Reference is made to the announcement of our Company dated July 11, 2024 regarding the decision of our Company to gradually discontinue the operation of cloud services from July 2024 onwards (the “Discontinuation”). As a result of the Discontinuation and as disclosed in the unaudited financial results for the third quarter and nine months ended September 30, 2024 published by our Company on November 14, 2024 and for the fourth quarter and full year ended December 31, 2024 in this announcement, our Company’s revenue has experienced a year-on-year decline since the third quarter as our Group continues to phase out our cloud services. Our Company carries out regular business review, including a quarterly asset review of our balance sheet. During the review process for the fourth quarter of 2024, our Company has re-assessed the relevant recoverable amounts of the assets on our balance sheet as of December 31, 2024.

Goodwill impairment assessment is performed by management at least annually or more frequently if events or changes in circumstances indicate that a cash-generating unit (“CGU”) to which goodwill has been allocated may be impaired. Our Group carries out impairment testing on goodwill by comparing the recoverable amounts of groups of CGUs to their carrying amounts, and value-in-use calculations are used to determine the recoverable amounts. Value-in-use is calculated based on discounted cash flows. The discounted cash flows calculations utilize cash flow projections developed based on financial budgets approved by our management, after considering the current and historical business performance, future business plans and market data.

However, (i) the aforementioned Discontinuation and its corresponding impact on the business and operations of our Group, (ii) the challenging macroenvironment of the industry that our Group operates in and our expected growth, and (iii) the recent performance and expected growth of the various businesses of our Company significantly impacted the valuation of the goodwill. In light of these circumstances, the Board carefully assessed the necessity for goodwill impairment by conducting a thorough analysis of the current economic climate and market conditions, and considered that recognition of an aggregate goodwill impairment of RMB131.9 million in 2024 was appropriate.

Impairment tests for goodwill

Our Company engaged a valuer to conduct impairment tests on goodwill as at December 31, 2024.

In accordance with IAS 36 (impairment of assets), the recoverable amount of CGU is determined on the higher of the fair value less the costs of disposal and value in use (“VIU”). According to the result of the test, VIU was adopted to be the recoverable amount of the group of CGUs. The valuer used the income approach to assess the VIU for the goodwill impairment tests, which was consistent with the valuation methodology used in the impairment tests for goodwill for the end of last year.

Key assumptions and basis used in calculating VIU

The key assumptions and bases used for VIU calculations of the group of CGUs are as follows:

1.	Revenue growth rate – as determined by our management based on past performance, the latest external economy and business environment, combined with their projections of market development;

2.	Profit margin – as determined by our management based on the past performance and the expected development of the market;

3.	Long-term growth rate – long-term average growth rate of the group of CGUs as estimated by our management; and

4.	Pre-tax discount rate – the discount rate for impairment test, with reference to the actual situation of the group of CGUs, the market condition of the same industry and its specific risk premium, calculated with the applicable cost of equity capital and cost of debt capital to come up with weighted average cost of capital (“WACC”) based on the company’s capital structure.

Changes in key assumptions

Comparing certain key assumptions used in determining the VIU of the group of CGUs as at December 31, 2024 against those used in assessing the same as at December 31, 2023, the changes are as follows:

	VIU assessment for the year ended December 31
	2023	2024
Key assumption
Revenue growth rate	-10%-13%	-25%-10%
Profit margin	-2%-14%	-2%-8%

Considering the factors summarized under the sub-heading “Background to and reasons for the goodwill impairment” set out above, in particular the past performance of our technology solutions segment during the Reporting Period, and macroeconomic conditions leading to the adoption of cost-reduction measures and reduced technology spending budgets by financial institution customers, as well as intensified competition faced by our Group resulting in narrowing of profit margins, our management downward adjusted the forecasted revenue growth rate to -25% to 10% and made a more conservative forecasted profit margin of -2% to 8%.

	VIU assessment for the year ended December 31
	2023	2024
Key assumption
Pre-tax discount rate	19.73%	21.54%

The valuer determined the pre-tax discount rate based on WACC. The company-special risk premium increased during the period, after considering these factors and the combined effect of other factors, the pre-tax discount rate was calculated as 21.54%, which was increased by 1.81 percentage points as compared with the pre-tax discount rate of 19.73% adopted at the end of 2023.

Finance Income from Continuing Operations

Our finance income from continuing operations increased by 128.0% from RMB29.6 million for the year ended December 31, 2023 to RMB67.5 million for the corresponding period in 2024, primarily due to higher US dollar-denominated deposit yields.

Finance Costs from Continuing Operations

Our finance costs from continuing operations decreased by 33.8% from RMB20.1 million for the year ended December 31, 2023 to RMB13.3 million for the corresponding period in 2024, primarily due to decreased average loan balance.

Share of Gain of Associate and Joint Venture for Continuing Operations

Our share of gains of associate and joint venture for continuing operations was nil for the year ended December 31, 2024 compared to RMB4.6 million for the year ended December 31, 2023, primarily due to the absence of profit share from Ping An Puhui Lixin Asset Management Co., Ltd. ( 平 安 普 惠 立 信 資 產 管 理 有 限 公 司 ) (“Puhui Lixin”) in the current period after its disposal which was completed in June 2023.

Impairment charges on Associates for Continuing Operations

Our impairment charges on associate for continuing operations for the year ended December 31, 2024 was nil compared to RMB7.2 million for the corresponding period of 2023, primarily due to the disposal of Puhui Lixin in the prior year period while no impairment charges on associate for continuing operations were incurred during the current period.

Loss from Continuing Operations Before Income Tax

As a result of the foregoing, our loss from continuing operations before income tax was RMB249.3 million for the year ended December 31, 2024, compared to RMB210.3 million for the corresponding period of 2023.

Income Tax Benefit/(Expense) from Continuing Operations

Our income tax expense from continuing operations increased from RMB9.8 million for the year ended December 31, 2023 to RMB455.4 million for the corresponding period in 2024, primarily due to a reversal of deferred income tax assets. In particular, our Company carries out regular business review, including a quarterly asset review of our balance sheet. During the review process for the fourth quarter of 2024, our Company has re-assessed the relevant recoverable amount of the assets on our balance sheet as of December 31, 2024, and considered that a reversal of deferred income tax assets in the amount of RMB454.5 million was appropriate, after taking into account (i) the Discontinuation and its corresponding impact on the business and operations of our Group, (ii) the challenging macroenvironment of the industry that our Group operates in and our expected growth, and (iii) the recent performance and expected growth of the various businesses of our Company.

Loss from Continuing Operations for the Year

As a result of the foregoing, our loss from continuing operations increased to RMB704.7 million for the year ended December 31, 2024 from RMB220.1 million for the corresponding period of 2023.

Loss from Continuing and Discontinued Operations for the Year

As a result of the foregoing, our loss from continuing and discontinued operations was RMB495.2 million for the year ended December 31, 2024, compared to RMB371.5 million for the corresponding period of 2023.

Cash Flow Data

For the year ended December 31, 2024, our net cash used in operating activities was RMB276.8 million, net cash generated from investing activities was RMB1,106.3 million, primarily due to our proceeds from sale of financial assets at fair value through profit or loss which was related to our cash management activities and proceeds from disposal of subsidiaries of RMB723.2 million, and net cash used in financing activities was RMB282.3 million primarily due to repayments of short-term borrowings and lease payments. For the corresponding period of 2023, our net cash used in operating activities was RMB648.5 million, net cash generated from investing activities was RMB318.6 million and net cash used in financing activities was RMB213.6 million. Our business is mostly a cash-flow business and therefore our operating cash flow is strongly correlated with, and mainly driven by our profitability.

Liquidity and Capital Resources

For liquidity management, we conduct (i) weekly assessments on wealth management account position and weekly plan for expected inflow and outflow, (ii) regular reviews of risk, level of liquidity and market value of such assets, (iii) close monitoring of the changing market environment and assessments of the impact on liquidity, and (iv) dynamic management of wealth management account positions. These liquid assets can be used to timely supplement our cash to maintain a healthy liquidity position.

Our principal sources of liquidity have been cash and cash equivalents, redeemable wealth management products and bank borrowings and cash generated from financing activities. As of December 31, 2024, we had cash and cash equivalents of RMB1,947.9 million (December 31, 2023: RMB1,379.5 million), restricted cash and time deposits over three months of RMB51.9 million (December 31, 2023: RMB452.9 million) and financial assets at fair value through profit or loss of RMB455.0 million (December 31, 2023: RMB925.2 million). Our cash and cash equivalents primarily represent cash at banks, and our restricted cash and time deposits over three months consists primarily of restricted bank deposits.

Having reviewed the Group’s working capital and capital expenditure requirements, the Board considers that the Group has no significant liquidity risk and has sufficient working capital.

Borrowings

As of December 31, 2024, we had short-term borrowings of RMB19.2 million (December 31, 2023: RMB251.7 million). We had credit facilities primarily with one Chinese bank in the aggregate committed credit of RMB30.0 million. The weighted average annual interest rate under our outstanding borrowings based on nominal interest rate was 4.9% (December 31, 2023: 4.5%). None of our credit facilities contain a material financial covenant.

Pledge of Assets

As of December 31, 2024, approximately RMB18.6 million (equivalent to approximately USD2.6 million) was pledged for currency swaps, and approximately RMB9.0 million was pledged for business guarantee.

Other than the above, the Group did not have any encumbrances, mortgage, lien, charge or pledge on its assets.

Gearing Ratio

As of December 31, 2024, our gearing ratio (i.e. in percentage, total debt divided by total equity, and total debt is calculated as the aggregate of total borrowings and lease liabilities) was 1.7% (as of December 31, 2023: 10.3%) as a result of decreased bank borrowings.

Significant Investments

The Group’s investments with value of 5% or more of our total assets are considered as significant investments. We did not hold any significant investments during the year ended December 31, 2024.

Material Acquisitions and Disposals

On April 2, 2024, the Company completed the disposal of Ping An OneConnect Bank (Hong Kong) Limited (“PAOB”) to Lufax, by transferring the entire issued share capital of Jin Yi Tong Limited at a consideration of HK$933 million in cash. Upon completion, the Company ceased to hold any interest in Jin Yi Tong Limited. Accordingly, Jin Yi Tong Limited and its subsidiaries, including PAOB, have ceased to be subsidiaries of the Company and their financial results have ceased to be consolidated into the financial information of the Group. The gain on sale after income tax was RMB260.1 million. For further details, please refer to the announcement published by the Company on November 14, 2023, the circular published by the Company on December 5, 2023, the announcements published by the Company on January 16, April 2 and April 17, 2024, and Note 9 to the consolidated financial information.

Other than the above, we did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities or associated companies during the year ended December 31, 2024.

Future Plans for Material Investments or Capital Assets

We did not have detailed future plans for significant investments or capital assets as at December 31, 2024.

Contingent Liabilities

We had no material contingent liabilities as of December 31, 2024.

Capital Expenditures and Capital Commitment for Continuing Operations

Our capital expenditures for continuing operations were RMB27.4 million for the year ended December 31, 2024, as compared to RMB37.5 million for the year ended December 31, 2023. These capital expenditures primarily comprised expenditures for the purchase of property and equipment, intangible assets and other long-term assets. As at December 31, 2024, we had nil capital commitment (as at December 31, 2023: Nil).

Risk Management

Currency risk

Foreign currency risk is the risk of loss resulting from changes in foreign currency exchange rates. Fluctuations in exchange rates between the RMB and other currencies in which we conduct business may affect our financial position and results of operations. The foreign currency risk assumed by us mainly comes from movements in the USD/RMB exchange rates.

We and our overseas intermediate holding companies’ functional currency is USD. They are mainly exposed to foreign exchange risk arising from their cash and cash equivalents and loans to group companies dominated in RMB. We have entered into spot-forward USD/RMB currency swaps to hedge certain portion of the exposure to foreign currency risk arising from loans to group companies denominated in RMB. Under our policy, the critical terms of the swaps must substantially align with the hedge items.

Our subsidiaries are mainly operated in mainland China with most of the transactions settled in RMB. We consider that the business in mainland China is not exposed to any significant foreign exchange risk as there are no significant financial assets or liabilities of these subsidiaries denominated in the currencies other than the respective functional currency.

Interest rate risk

Interest rate risk is the risk that the value/future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Floating rate instruments expose us to cash flow interest rate risk, whereas fixed rate instruments expose us to fair value interest risk.

We are exposed to interest rate risk primarily in relation to deposits and short-term borrowings. We generally assume borrowings to fund working capital requirements, and the risk is managed by us by matching the terms of interest rates of deposits and short-term borrowings.

Employees and Remuneration

As of December 31, 2024, we had a total of 1,937 employees, whose remuneration is determined taking into account factors such as their individual performance and contribution, professional ability and the prevailing market salary level. The following table sets forth the number of our employees by function as of December 31, 2024:

As of December 31,
Function	2024
Research and Development	1,226
Business Operations	196
Sales and Marketing	344
General Administration	171
Total	1,937

For the year ended December 31, 2024, our employee benefit expenses from continuing operations amounted to RMB929.0 million. Our employee benefit expenses mainly include wages, salaries and other benefits for our employees. We require our employees to follow our employee manual and code of business conduct and ethics. We also carry out regular on-the-job compliance training for our management and employees to maintain a healthy corporate culture and enhance their compliance perception and responsibility.

We have adopted a stock incentive plan in November 2017, which was amended and restated from time to time.

Most employees of our Group have participated in a contribution pension scheme (the “Pension Scheme”) subsidized by government entities. The Group pays the required amount of contribution, which is based on a certain percentage of employees’ base salary, to the Pension Scheme on a monthly basis, and the relevant government entity will be responsible for paying the pension for retired staff. The above payments will be recognized as expenses at the time of actual payment. Pursuant to the Pension Scheme, the Group does not have any other material statutory or committed obligations in respect of the pension scheme.

During the year ended December 31, 2024, no contribution was forfeited (by the Group on behalf of its employees who leave the pension plan prior to vesting fully in such contribution) and used by the Group to reduce the existing level of contribution. As at December 31, 2024, there was no forfeited contribution available for reducing the level of contribution to pension schemes in future years.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Year ended December 31,
	Note	2023 RMB’000 (Note 9)	2024 RMB’000 (Unaudited)
Continuing operations
Revenue	4	3,521,591	2,248,103
Cost of revenue	5	(2,195,574)	(1,443,606)

Gross profit		1,326,017	804,497

Research and development expenses	5	(955,201)	(510,898)
Selling and marketing expenses	5	(241,612)	(177,285)
General and administrative expenses	5	(375,128)	(305,110)
Net impairment losses on financial and contract assets		(40,544)	(31,255)
Other income, gains or loss-net	6	69,183	(83,482)

Operating loss		(217,285)	(303,533)

Finance income	7	29,580	67,484
Finance costs	7	(20,086)	(13,289)

Finance income – net	7	9,494	54,195
Share of gains of associate and joint venture – net		4,607	–
Impairment charges on associate		(7,157)	–

Loss before income tax		(210,341)	(249,338)
Income tax expense	8	(9,762)	(455,368)

Loss for the year from continuing operations		(220,103)	(704,706)

Discontinued operations
(Loss)/profit from discontinued operations (attributable to owners of the Company)	9	(151,373)	209,499

Loss for the year		(371,476)	(495,207)

Loss attributable to:
– Owners of the Company		(362,715)	(459,677)
– Non-controlling interests		(8,761)	(35,530)

		(371,476)	(495,207)

(Loss)/profit attributable to owners of the Company arises from:
– Continuing operations		(211,342)	(669,176)
– Discontinued operations		(151,373)	209,499

		(362,715)	(459,677)

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

		Year ended December 31,
	Note	2023 RMB’000 (Note 9)	2024 RMB’000 (Unaudited)
Other comprehensive income, net of tax
Items that may be subsequently reclassified to profit or loss
– Foreign currency translation differences of continuing operations		(5,744)	(2,702)
– Exchange differences on translation of discontinued operations		9,624	177
– Changes in the fair value of debt instruments measured at fair value through other comprehensive income of discontinued operations		500	6,056
– Disposal of subsidiaries		–	18,237
Items that will not be subsequently reclassified to profit or loss
– Foreign currency translation differences		22,336	31,636
– Changes in the fair value of equity instruments measured at fair value through other comprehensive income		–	(3,204)

Other comprehensive income for the period, net of tax		26,716	50,200

Total comprehensive loss for the year		(344,760)	(445,007)

Total comprehensive loss for the year attributable to:
– Owners of the Company		(335,999)	(409,477)
– Non-controlling interests		(8,761)	(35,530)

		(344,760)	(445,007)

Loss per share for loss from continuing operations attributable to owners of the Company (expressed in RMB per share)
– Basic and diluted	10	(0.19)	(0.61)

Loss per ADS for loss from continuing operations attributable to owners of the Company (expressed in RMB per share)
– Basic and diluted	10	(5.82)	(18.42)

Loss per share for loss attributable to the owners of the Company (expressed in RMB per share)
– Basic and diluted	10	(0.33)	(0.42)

Loss per ADS for loss attributable to the owners of the Company (expressed in RMB per share)
– Basic and diluted	10	(9.99)	(12.66)

UNAUDITED CONSOLIDATED BALANCE SHEETS

		As at December 31,
	Note	2023 RMB’000	2024 RMB’000 (Unaudited)
ASSETS
Non-current assets
Property and equipment		85,076	43,895
Intangible assets	11	471,371	195,636
Deferred tax assets		768,276	313,805
Financial assets measured at fair value through other comprehensive income		1,372,685	–
Restricted cash and time deposits over three months		5,319	–
Prepayments and other receivables		6,663	6,506
Trade receivables		–	10,106

Total non-current assets		2,709,390	569,948

Current assets
Trade receivables	12	710,669	496,429
Contract assets		95,825	63,420
Prepayments and other receivables		905,691	342,221
Financial assets measured at amortized cost from virtual bank		3,081	–
Financial assets measured at fair value through other comprehensive income		853,453	–
Financial assets at fair value through profit or loss		925,204	455,016
Derivative financial assets		38,008	40,356
Restricted cash and time deposits over three months		447,564	51,940
Cash and cash equivalents		1,379,473	1,947,922

Total current assets		5,358,968	3,397,304

Total assets		8,068,358	3,967,252

UNAUDITED CONSOLIDATED BALANCE SHEETS (CONTINUED)

		As at December 31,
	Note	2023 RMB’000	2024 RMB’000 (Unaudited)
EQUITY AND LIABILITIES
EQUITY
Share capital		78	78
Shares held for share incentive scheme		(149,544)	(149,544)
Other reserves		10,989,851	11,041,209
Accumulated losses		(7,873,614)	(8,333,291)

Equity attributable to equity owners of the Company		2,966,771	2,558,452
Non-controlling interests		(18,979)	(54,509)

Total equity		2,947,792	2,503,943

LIABILITIES
Non-current liabilities
Trade and other payables	13	28,283	10,670
Contract liabilities		17,126	12,946
Deferred tax liabilities		2,079	–

Total non-current liabilities		47,488	23,616

Current liabilities
Trade and other payables	13	1,981,288	993,842
Payroll and welfare payables		385,908	311,190
Contract liabilities		138,563	115,501
Short-term borrowings		251,732	19,160
Customer deposits		2,261,214	–
Other financial liabilities from virtual bank		54,373	–

Total current liabilities		5,073,078	1,439,693

Total liabilities		5,120,566	1,463,309

Total equity and liabilities		8,068,358	3,967,252

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to owners of the Company
	Share capital	Shares held for share incentive scheme	Other reserves	Accumulated losses	Total	Non- controlling interest	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As at January 1, 2023	78	(149,544)	10,953,072	(7,510,899)	3,292,707	(14,652)	3,278,055

Loss for the year	–	–	–	(362,715)	(362,715)	(8,761)	(371,476)
Other comprehensive income, net of tax
– Foreign currency translation differences	–	–	26,216	–	26,216	–	26,216
– Fair value changes on financial assets measured at fair value through other comprehensive income	–	–	500	–	500	–	500

Total comprehensive loss for the year	–	–	26,716	(362,715)	(335,999)	(8,761)	(344,760)

Transactions with equity holders:
Share-based payments:
– Value of employee services and business cooperation arrangements	–	–	14,497	–	14,497	–	14,497
Transactions with non-controlling interests	–	–	(4,434)	–	(4,434)	4,434	–

Total transactions with equity holders at their capacity as equity holders for the year	–	–	10,063	–	10,063	4,434	14,497

As at December 31, 2023	78	(149,544)	10,989,851	(7,873,614)	2,966,771	(18,979)	2,947,792

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

	Attributable to owners of the Company
	Share capital	Shares held for share incentive scheme	Other reserves	Accumulated losses	Total	Non- controlling interest	Total equity
(Unaudited)	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As at January 1, 2024	78	(149,544)	10,989,851	(7,873,614)	2,966,771	(18,979)	2,947,792

Loss for the year	–	–	–	(459,677)	(459,677)	(35,530)	(495,207)
Other comprehensive income, net of tax
– Foreign currency translation differences	–	–	29,111	–	29,111	–	29,111
– Fair value changes on financial assets measured at fair value through other comprehensive income	–	–	2,852	–	2,852	–	2,852
– Disposal of subsidiaries	–	–	18,237	–	18,237	–	18,237

Total comprehensive income for the year	–	–	50,200	(459,677)	(409,477)	(35,530)	(445,007)

Transactions with equity holders:
Share-based payments:
– Value of employee services and business cooperation arrangements	–	–	1,158	–	1,158	–	1,158

Total transactions with equity holders at their capacity as equity holders for the year	–	–	1,158	–	1,158	–	1,158

As at December 31, 2024	78	(149,544)	11,041,209	(8,333,291)	2,558,452	(54,509)	2,503,943

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2023	2024
	RMB’000	RMB’000
		(Unaudited)
Net cash used in operating activities	(648,461)	(276,849)
Net cash generated from investing activities	318,634	1,106,256
Net cash used in financing activities	(213,605)	(282,252)
Net (decrease)/increase in cash and cash equivalents	(543,432)	547,155
Cash and cash equivalents at the beginning of the year	1,907,776	1,379,473
Effects of exchange rate changes on cash and cash equivalents	15,129	21,294
Cash and cash equivalents at the end of year	1,379,473	1,947,922

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	GENERAL INFORMATION AND BASIS OF PRESENTATION

1.1	General information

OneConnect Financial Technology Co., Ltd. (the “Company”) was incorporated in the Cayman Islands on October 30, 2017 as an exempted company with limited liability under the Companies Law (Cap. 22, Law 3 of 1961 as consolidated and revised) of the Cayman Islands. The address of the Company’s registered office is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The Company completed its initial public offering (“IPO”) on December 13, 2019 on the New York Stock Exchange. The Company has listed by way of introduction its ordinary shares on the Main Board of the Stock Exchange of Hong Kong Limited on July 4, 2022.

On November 30, 2022, the Company announced its plans to change the ratio of its American Depositary Share (“ADS”) to its ordinary shares (the “ADS Ratio”) from the current ADS Ratio of one ADS to three ordinary shares to a new ADS Ratio of one ADS to thirty ordinary shares. The change in the ADS Ratio became effective on December 12, 2022. For all the periods presented, basic and diluted loss per ADS have been revised assuming the change of ADS ratio from a ratio of one ADS to three ordinary share to a new Ratio of one ADSs to thirty ordinary shares occurred at the beginning of the earliest period presented.

The Company, its subsidiaries, its controlled structured entities (“Structured Entities”, “Variable Interest Entities” or “VIEs”) and their subsidiaries (“Subsidiaries of VIEs”) are collectively referred to as the “Group”. The Group is principally engaged in providing cloud-platform-based Fintech solutions, online information service and operating support service to financial institutions (the “Listing Business”) mainly in the People’s Republic of China (the “PRC”). The Company does not conduct any substantive operations of its own but conducts its primary business operations through its subsidiaries, VIEs and subsidiaries of VIEs in the PRC.

These financial statements are presented in Chinese Renminbi (“RMB”), unless otherwise stated.

2	BASIS OF PREPARATION AND CHANGES IN ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of the consolidated financial statements are set out below. These policies have been consistently applied to all the years presented unless otherwise stated.

2.1	Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with IFRS Accounting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets measured at fair value through other comprehensive income, financial assets at fair value through profit or loss and derivative financial assets and liabilities, which are carried at fair value and subsequent changes are recognized in the statement of comprehensive income.

The preparation of the consolidated financial statements in conformity with IFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies.

2.2	Recent accounting pronouncements

(a)	New and amended standards and interpretations adopted by the Group

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2024:

•	Amendments to IAS 1 – Classification of Liabilities as Current or Non-current

•	Amendments to IAS 1 – Non-current liabilities with covenants

•	Amendments to IFRS 16 – Lease liability in sale and leaseback

•	Amendments to IAS 7 and IFRS 7 – Supplier finance arrangements

The amendments listed above did not have material impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

(b)	New standards and amendments to standards and interpretations not yet adopted

Certain new accounting standards and amendments to accounting standards and interpretations have been issued but not effective during the year 2024 and have not been early adopted by the Group in preparing these consolidated financial statements:

Effective for
annual periods
beginning on
or after
Amendments to IAS 21 – Lack of Exchangeability	January 1, 2025
Amendments to IFRS 9 and IFRS 7 – Classification and measurement of financial instruments	January 1, 2026
Annual improvements to IFRS – Volume 11	January 1, 2026
IFRS 18 – Presentation and Disclosures in Financial Statements	January 1, 2027
IFRS 19 – Subsidiaries without Public Accountability: Disclosures	January 1, 2027

The Group is in the process of assessing potential impact of the above new amendments that is relevant to the Group upon initial application. According to the preliminary assessment, the above new amendments, other than IFRS 18, are not expected to have any significant impact on the Group’s consolidated balance sheets and results of operations upon adopting the above new amendments. IFRS 18 will replace IAS 1 Presentation of financial statements, introducing new requirements that will help to achieve comparability of the financial performance of similar entities and provide more relevant information and transparency to users. Even though IFRS 18 will not impact the recognition or measurement of items in the financial statements, its impacts on presentation and disclosure are expected to be pervasive, in particular those related to the statement of financial performance and providing management-defined performance measures within the financial statements. The Group is currently assessing the detailed implications of applying IFRS 18 on the Group’s consolidated financial statements. From the high-level preliminary assessment performed, the following potential impacts have been identified:

•	Although the adoption of IFRS 18 will have no impact on the Group’s net profit, the Group expects that grouping items of income and expenses in the statement of profit or loss into the new categories will impact how operating profit is calculated and reported. From the high-level impact assessment that the Group has performed, the following items might potentially impact operating profit:

o	Foreign exchange differences currently aggregated in the line item ‘other income, gains or loss – net’ in operating profit might need to be disaggregated, with some foreign exchange gains or losses presented below operating profit.

o	IFRS 18 has specific requirements on the category in which derivative gains or losses are recognised – which is the same category as the income and expenses affected by the risk that the derivative is used to manage. Although the Group currently recognises gains or losses in operating profit, there might be a change to where these gains or losses are recognised, and the Group is currently evaluating the need for change.

•	The line items presented on the primary financial statements might change as a result of the application of the concept of ‘useful structured summary’ and the enhanced principles on aggregation and disaggregation. In addition, since goodwill will be required to be separately presented in the statement of financial position, the Group will disaggregate goodwill and other intangible assets and present them separately in the statement of financial position.

•	The Group does not expect there to be a significant change in the information that is currently disclosed in the notes because the requirement to disclose material information remains unchanged; however, the way in which the information is grouped might change as a result of the aggregation/disaggregation principles. In addition, there will be significant new disclosures required for:

o	management-defined performance measures;

o	a break-down of the nature of expenses for line items presented by function in the operating category of the statement of profit or loss – this break-down is only required for certain nature expenses; and

o	for the first annual period of application of IFRS 18, a reconciliation for each line item in the statement of profit or loss between the restated amounts presented by applying IFRS 18 and the amounts previously presented applying IAS 1.

•	From a cash flow statement perspective, there will be changes to how interest received and interest paid are presented. Interest paid will be presented as financing cash flows and interest received as investing cash flows, which is a change from current presentation as part of operating cash flows.

The Group will apply the new standard from its mandatory effective date of 1 January 2027. Retrospective application is required, and so the comparative information will be restated in accordance with IFRS 18.

2.3	Changes in accounting policies

Borrowings are classified as current liabilities unless, at the end of the reporting period, if the Group has a right to defer settlement of the liability for at least 12 months after the reporting period. Covenants that the Group is required to comply with, on or before the end of the reporting period, are considered in classifying loan arrangements with covenants as current or non-current. Covenants that the Group is required to comply with after the reporting period do not affect the classification.

This new policy did not result in a change in the classification of Group’s borrowings. The Group did not make retrospective adjustments as a result of adopting the amendments to IAS 1.

3	SEGMENT INFORMATION

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision makers (“CODM”), who are responsible for allocating resources and assessing performance of the operating segments and making strategic decisions. The Group’s chief operating decision makers have been identified as the executive directors of the Company, they review the Group’s internal reporting in order to assess performance, allocate resources, and determine the operating segments based on these reports.

The Group has the following reportable segments for the year ended December 31, 2024, the Virtual Bank Business was disposed of as described in Note 9.

–	Technology Solutions

–	Virtual Bank Business

As the Group’s assets and liabilities are substantially located in the PRC, substantially all revenues are earned and substantially all expenses incurred in the PRC, no geographical segments are presented.

	Year ended December 31, 2023
	Discontinued operations	Continuing operations
	Virtual Bank Business	Technology Solutions	Consolidated
	RMB’000	RMB’000	RMB’000
	(Note 9)
Revenue	145,917	3,521,591	3,667,508
Cost of revenue	(122,529)	(2,195,574)	(2,318,103)

Gross profit	23,388	1,326,017	1,349,405

Operating loss	(150,927)	(217,285)	(368,212)

Loss before income tax	(151,373)	(210,341)	(361,714)

ASSETS
Segment Assets	2,994,772	4,016,149	7,010,921
Goodwill	–	289,161	289,161
Deferred income tax assets	–	768,276	768,276

Total assets	2,994,772	5,073,586	8,068,358

LIABILITIES
Segment Liabilities	2,363,776	2,754,711	5,118,487
Deferred income tax liabilities	–	2,079	2,079

Total Liabilities	2,363,776	2,756,790	5,120,566

Other segment information
Depreciation of property and equipment	6,179	68,729	74,908
Amortization of intangible assets	34,687	91,746	126,433

	Year ended December 31, 2024
	Discontinued operations	Continuing operations
	Virtual Bank Business	Technology Solutions	Consolidated
(Unaudited)	RMB’000	RMB’000	RMB’000
	(Note 9)
Revenue	44,295	2,248,103	2,292,398
Cost of revenue	(38,404)	(1,443,606)	(1,482,010)

Gross profit	5,891	804,497	810,388

Operating loss	(50,558)	(303,533)	(354,091)

Profit/(loss) before income tax	209,499	(249,338)	(39,839)

ASSETS
Segment Assets	–	3,496,187	3,496,187
Goodwill	–	157,260	157,260
Deferred income tax assets	–	313,805	313,805

Total assets	–	3,967,252	3,967,252

LIABILITIES
Segment Liabilities	–	1,463,309	1,463,309
Deferred income tax liabilities	–	–	–

Total Liabilities	–	1,463,309	1,463,309

Other segment information
Depreciation of property and equipment	1,012	51,889	52,901
Amortization of intangible assets	6,255	47,742	53,997

The above disclosures have taken into intersegment eliminations and adjustments.

The reconciliation from operating loss to profit/(loss) before income tax during the year ended December 31, 2023 and 2024 is shown in the consolidated statement of comprehensive income.

4	REVENUE

4.1	Disaggregation of revenue from contracts with customers

	For the year ended December 31,
	2023 RMB’000	2024 RMB’000
		(Unaudited)
Technology Solutions

Implementation	834,620	664,127
Transaction based and support revenue
– Operation support services	861,056	549,273
– Business origination services	132,112	30,078
– Risk management services	320,462	247,828
– Cloud services platform (i)	1,245,952	618,088
– Post-implementation support services	52,012	69,064
– Others	75,377	69,645

	3,521,591	2,248,103

(i)	Revenue from cloud services platform decreased primarily due to subsidiaries and associates of Ping An Insurance (Group) Company of China, Ltd. (the “Ping An Group”) ceased to utilize relevant services.

Disaggregation of revenue by timing of transfer of services over time or at a point in time is set out below:

	At a point in time RMB’000	Over time RMB’000	Total RMB’000
Year ended December 31, 2023
Implementation	37,804	796,816	834,620
Transaction based and support revenue
– Operation support services	240,366	620,690	861,056
– Business origination services	132,112	–	132,112
– Risk management services	320,462	–	320,462
– Cloud services platform	–	1,245,952	1,245,952
– Post-implementation support services	–	52,012	52,012
– Others	75,285	92	75,377

	806,029	2,715,562	3,521,591

	At a point in time	Over time	Total
	RMB’000	RMB’000	RMB’000
(Unaudited)
Year ended December 31, 2024
Implementation	28,450	635,677	664,127
Transaction based and support revenue
– Operation support services	143,377	405,896	549,273
– Business origination services	30,078	–	30,078
– Risk management services	247,828	–	247,828
– Cloud services platform	–	618,088	618,088
– Post-implementation support services	–	69,064	69,064
– Others	69,645	–	69,645

	519,378	1,728,725	2,248,103

4.2	Contract assets and liabilities

The Group has recognized the following revenue-related contract assets and liabilities:

	At December 31,
	2023	2024
	RMB’000	RMB’000
		(Unaudited)
Contract assets
– Implementation	137,566	113,986
– Transaction based and support	15,638	11,856
– Operation support services	12,149	6,905
– Post implementation support services	3,489	4,951

	153,204	125,842

Less: Impairment loss allowance
– Implementation	(50,712)	(57,910)
– Transaction based and support	(6,667)	(4,512)
– Operation support services	(4,750)	(2,201)
– Post implementation support services	(1,917)	(2,311)

	(57,379)	(62,422)

	95,825	63,420

	At December 31,
	2023	2024
	RMB’000	RMB’000
		(Unaudited)
Contract liabilities
– Implementation	37,427	30,656
– Transaction based and support	118,262	97,791
– Post implementation support services	10,609	12,030
– Risk management services	18,801	14,843
– Operation support services	69,825	49,124
– Others	19,027	21,794

	155,689	128,447

Less: Non-current contract liabilities	(17,126)	(12,946)

	138,563	115,501

Contract assets and contract liabilities decreased primarily due to decline of revenue from implementation and operation support services, respectively. During the years ended December 31, 2023 and 2024, there were no material cumulative catch-up adjustments to revenue that affect the corresponding contract asset or contract liability, including adjustments arising from a change in the measure of progress, a change in an estimate of the transaction price or a contract modification, there were also no revenue recognized in the reporting year from performance obligations satisfied (or partially satisfied) in previous years.

(i)	Revenue recognized in relation to contract liabilities

Revenue recognized in relation to contract liabilities

	For the year ended December 31,
	2023	2024
	RMB’000	RMB’000
		(Unaudited)
Revenue recognized that was included in the contract liability balance at the beginning of the year	166,650	138,563

(ii)	Remaining performance obligations of long-term contracts

Remaining performance obligations of long-term contracts

	For the year ended December 31,
	2023	2024
	RMB’000	RMB’000
		(Unaudited)
Aggregate amount of the transaction price allocated to long-term contracts that are partially or fully unsatisfied at the end of each year
Expected to be recognized within one year	386,278	428,055
Expected to be recognized in one to two years	112,605	120,256
Expected to be recognized in two to three years	38,900	52,698
Expected to be recognized beyond three years	13,992	65,675

	551,775	666,684

The remaining performance obligations disclosed above represent implementation, post-implementation support services, risk management services and operation support services that have an original contractual term of more than one year. Moreover, the amount disclosed above does not include variable consideration which is constrained.

5	EXPENSES BY NATURE

	For the year ended December 31,
	2023	2024
	RMB’000	RMB’000
	(Note 9)	(Unaudited)
Continuing operations
Technology service fees	1,651,831	1,038,922
Employee benefit expenses	1,203,152	928,953
Outsourcing labor costs	402,983	102,876
Amortization of intangible assets	91,746	47,742
Depreciation of property and equipment	68,729	51,889
Purchase costs of products	60,902	63,502
Business origination fee	53,419	16,249
Travelling expenses	40,125	40,470
Marketing and advertising fees	33,319	23,219
Professional service fees	29,432	26,789
Auditor’s remuneration
– Audit related	15,847	11,650
– Non-audit	609	2,778
Impairment loss of intangible assets	5,851	2,392
Others	109,570	79,468

Total cost of revenue, research and development expenses, selling and marketing expenses, general and administrative expenses	3,767,515	2,436,899

	For the year ended December 31,
	2023	2024
	RMB’000	RMB’000
	(Note 9)	(Unaudited)
Continuing operations
Research and development costs
– Employee benefit expenses	349,458	203,127
– Technology service fees	585,741	314,413
– Amortization of intangible assets	4,438	232
– Depreciation of property and equipment	7,023	3,222
– Impairment loss of intangible assets	2,004	–
– Others	14,726	7,200

Amounts incurred	963,390	528,194
Less: capitalized
– Employee benefit expenses	(1,875)	(10,740)
– Technology service fees	(6,314)	(6,556)

	(8,189)	(17,296)

	955,201	510,898

6	OTHER INCOME, GAINS OR LOSS – NET

	For the year ended December 31,
	2023	2024
	RMB’000	RMB’000
	(Note 9)	(Unaudited)
Continuing operations
Net foreign exchange losses	(13,832)	(8,713)
Government grants and tax rebates (Note a)	41,417	14,334
Net gain on financial assets at fair value through profit or loss	20,007	14,140
(Loss)/gain on disposal of property and equipment and intangible asset	(6,058)	3,485
Net gains on derivatives	30,592	25,598
Impairment of goodwill	–	(131,901)
Others	(2,943)	(425)

	69,183	(83,482)

(a)	Government grants and tax rebates

Government grants and tax rebates were related to income. There were no unfulfilled conditions or contingencies related to these subsidies.

	For the year ended December 31,
	2023	2024
	RMB’000	RMB’000
	(Note 9)	(Unaudited)
Continuing operations
Government grants	23,885	10,860
– Technology development incentives	12,869	7,006
– Operation subsidies	11,016	3,854
Tax rebates	17,532	3,474

	41,417	14,334

7	FINANCE INCOME – NET

	For the year ended December 31,
	2023	2024
	RMB’000	RMB’000
	(Note 9)	(Unaudited)
Continuing operations
Finance income
Interest income on bank deposits	29,580	67,484

Finance costs
Interest expense on borrowings	(12,070)	(10,491)
Interest expense on lease liabilities	(3,005)	(1,930)
Interest expense on redemption liability	(4,014)	–
Bank charges	(997)	(868)

	(20,086)	(13,289)

	9,494	54,195

8	INCOME TAX EXPENSE

The income tax expense of the Group for the years ended December 31, 2023 and 2024 is analyzed as follows:

	For the year ended December 31,
	2023	2024
	RMB’000	RMB’000
	(Note 9)	(Unaudited)
Continuing operations
Current income tax	(15,196)	(2,975)
Deferred income tax	5,434	(452,393)

Income tax expense	(9,762)	(455,368)

The deferred income tax for the year ended December 31, 2024 was mainly due to a reversal of deferred income tax assets. The Group considered that a reversal of deferred income tax assets in the amount of RMB454,471,000 was appropriate, after taking into account (i) the discontinuation of cloud services and its corresponding impact on the business and operations of the Group, (ii) the challenging macroenvironment of the industry that the Group operates in and the Group’s expected growth, and (iii) the recent performance and expected growth of the various businesses of the Group.

a)	PRC Enterprise Income Tax (“EIT”)

The income tax provision of the Group in respect of operations in Mainland China had been calculated at the tax rate of 25% for the years ended December 31, 2023 and 2024, unless preferential tax rates were applicable.

Certain subsidiaries of the Group in mainland China were subject to “High and New Technology Enterprise”, whose preferential income tax rate is 15% for the years ended December 31, 2023 and 2024.

Moreover, certain subsidiaries of the Group were established in the Shenzhen Qianhai Shenzhen-Hong Kong Cooperation Zone and accordingly is entitled to a reduced income tax rate of 15%.

b)	Cayman Islands EIT

The Company was not subject to any taxation in the Cayman Islands for the the years ended December 31, 2023 and 2024.

c)	Hong Kong Profits Tax

Hong Kong profits tax had been provided for at the rate of 16.5% on the estimated assessable profits for the the years ended December 31, 2023 and 2024.

d)	Enterprise Income Tax in Other Jurisdictions

Income tax on profit arising from other jurisdictions, including Singapore, Indonesia, Malaysia and United Arab Emirates, had been calculated on the estimated assessable profit for the years ended December 31, 2023 and 2024 at the respective rates prevailing in the relevant jurisdictions, which were not higher than 25%.

e)	PRC Withholding Tax (“WHT”)

According to the EIT Law, distribution of profits earned by PRC companies since January 1, 2008 to overseas investors is subject to withholding tax of 5% or 10%, depending on the region of incorporation of the overseas investor, upon the distribution of profits to overseas-incorporated immediate holding companies.

The Group plans to indefinitely reinvested undistributed earnings earned from its PRC subsidiaries in its operations in PRC. Therefore, no withholding income tax for undistributed earnings of its subsidiaries were provided as at December 31, 2023 and 2024 respectively.

9	DISCONTINUED OPERATIONS

On November 13, 2023, the Company entered into the Share purchase Agreement with Lufax Holding Ltd (the Purchaser, “Lufax”), pursuant to which the Company conditionally agreed to sell, and the Purchaser conditionally agreed to acquire Ping An OneConnect Bank (Hong Kong) Limited (“OneConnect Bank”) through transferring the entire issued share capital of the Jin Yi Tong Limited (the “Disposal Company”, a company indirectly holds 100% of the issued share capital of OneConnect Bank through its 100% owned subsidiary Jin Yi Rong Limited) at a consideration of HK$933,000,000 in cash, subject to the terms and conditions of the Share Purchase Agreement. The transaction was approved by shareholders of the Company through an extraordinary general meeting held on January 16, 2024 and was completed on April 2, 2024. Upon closing, the Company ceased to hold any interest in the Disposal Company. Accordingly, the Disposal Company, Jin Yi Rong Limited and OneConnect Bank and any company that is directly or indirectly controlled by OneConnect Bank (the “Disposal Group”) ceased to be subsidiaries of the Company and will no longer be consolidated into the consolidated financial statements of the Group. The Disposal Group was reported in the current year as a discontinued operations and the comparative information of consolidated statement of comprehensive income has been restated accordingly. Financial information relating to the discontinued operations for the period to the date of disposal is set out below.

(a)	Financial performance and cash flow information

The financial performance and cash flow information presented are for the period from January 1, 2024 to the date of disposal (2024 column) and the year ended December 31, 2023 (2023 column).

	2023	2024
	RMB’000	RMB’000
		(Unaudited)
Revenue	145,917	44,295
Cost of revenue	(122,529)	(38,404)
Expenses	(163,581)	(46,549)
Net impairment losses on financial and contract assets	(13,406)	(10,856)
Other income, gains or loss – net	2,672	956
Finance costs – net	(446)	(80)
Loss after income tax of discontinued operations	(151,373)	(50,638)
Gain on sale of subsidiaries after income tax (see note (b) below)	–	260,137

(Loss)/Profit from discontinued operations	(151,373)	209,499

Exchange differences on translation of discontinued operations	9,624	177
Changes in the fair value of debt instruments measured at fair value through other comprehensive income of discontinued operations	500	6,056
Disposal of subsidiaries	–	18,237

Total comprehensive (loss)/income from discontinued operations	(141,249)	233,969

Net cash used in operating activities	(364,532)	(3,286)
Net cash generated from/(used in) from investing activities	114,633	(112,210)
Net cash used in financing activities	(5,392)	(1,417)

Net decrease in cash and cash equivalents	(255,292)	(116,913)

(b)	Details of the sale of the Disposal Group

2024
RMB’000
(Unaudited)
Cash consideration received, less transaction cost paid	839,087
Less: Cash and bank balances disposed of	(115,916)

Net cash inflow from disposal	723,171

Cash consideration received, less transaction cost paid	839,087
Carrying amount of net assets sold	(560,713)

Gain on sale before income tax and reclassification reserve	278,374
Reclassification of foreign currency translation reserve	(30,180)
Reclassification of fair value change reserve	11,943
Income tax expenses on gain	–

Gain on sale after income tax	260,137

The carrying amounts of assets and liabilities as at the date of disposal were:

2024
RMB’000
(Unaudited)
Property and equipment	7,400
Intangible assets	109,064
Financial assets measured at fair value through other comprehensive income	2,544,423
Prepayments and other receivables	11,157
Financial assets measured at amortized cost from virtual bank	3,819
Restricted cash and time deposits over three months	250,550
Cash and cash equivalents	115,916

Total assets	3,042,329

Trade and other payables	57,239
Payroll and welfare payables	13,824
Customer deposits	2,410,553

Total liabilities	2,481,616

Net assets	560,713

10	(LOSS)/EARNINGS PER SHARE

The calculations of basic and diluted (loss)/earnings per share are based on:

	Year ended December 31,
	2023 RMB’000 (Note 9)	2024 RMB’000 (Unaudited)
Loss from continuing operations as presented in the statement of comprehensive income	(220,103)	(704,706)
Less: loss from continuing operations attributable to non-controlling interests	8,761	35,530

Loss from continuing operations attributable to owners of the Company	(211,342)	(669,176)

(Loss)/profit from discontinued operations	(151,373)	209,499

Loss attributable to owners of the Company used in calculating basic and diluted loss per share	(362,715)	(459,677)

Weighted average number of ordinary shares in issue (in ’000 shares)	1,089,589	1,089,589

Loss per share for loss from continuing operations attributable to owners of the Company
–Basic and diluted loss per share (RMB) (Note)	(0.19)	(0.61)

– Basic and diluted loss per ADS (RMB) (Note)	(5.82)	(18.42)

(Loss)/earnings per share for (loss)/profit from discontinued operations attributable to owners of the Company
–Basic and diluted (loss)/earnings per share (RMB) (Note)	(0.14)	0.19

– Basic and diluted (loss)/earnings per ADS (RMB) (Note)	(4.17)	5.76

Loss per share for loss attributable to owners of the Company
–Basic and diluted loss per share (RMB)(Note)	(0.33)	(0.42)

– Basic and diluted loss per ADS (RMB) (Note)	(9.99)	(12.66)

Note: One ADS represent thirty ordinary shares of the Company.

Basic (loss)/earnings per share is calculated by dividing the (loss)/profit attributable to owners of the Company by the weighted average number of ordinary shares in issue during the years ended December 31, 2023 and 2024.

Shares held for share incentive scheme purpose have been treated as treasury shares. Accordingly, for purpose of calculation of basic (loss)/earnings per share, the issued and outstanding number of ordinary shares as at December 31, 2023 and 2024, taking into account the shares held for share incentive scheme purpose, were 1,089,589,125 shares, 1,089,589,125 shares, respectively.

The effects of all outstanding share options granted under the Share Option Scheme and Restricted Share Units Scheme for the years ended December 31, 2023 and 2024, have been excluded from the computation of diluted (loss)/earnings per share as their effects would be anti-dilutive. Accordingly, dilutive (loss)/earnings per share for the years ended December 31, 2023 and 2024 were the same as basic (loss)/earnings per share for the years.

11	INTANGIBLE ASSETS

	Application and platform
	Contributed by Ping An Group	Developed internally	Acquired	Purchased Software	Development costs in progress	Goodwill	Business license	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Year ended December 31, 2023
Opening net book amount	–	176,206	–	12,821	29,179	289,161	61,026	2,043	570,436
Additions	–	–	–	9,779	21,709	–	–	–	31,488
Impairment	–	(1,400)	–	–	(4,451)	–	–	–	(5,851)
Transfer	–	30,764	–	–	(30,764)	–	–	–	–
Amortization	–	(77,975)	–	(15,509)	–	–	(30,906)	(2,043)	(126,433)
Exchange differences	–	1,265	–	138	328	–	–	–	1,731
Closing net book amount	–	128,860	–	7,229	16,001	289,161	30,120	–	471,371

As at December 31, 2023
Cost	690,910	802,696	61,078	159,513	15,193	289,161	155,492	80,263	2,254,306
Accumulated amortization	(690,910)	(680,040)	(61,078)	(152,394)	–	–	(125,372)	(80,263)	(1,790,057)
Exchange differences	–	6,204	–	110	808	–	–	–	7,122
Net book amount	–	128,860	–	7,229	16,001	289,161	30,120	–	471,371

	Application and platform
	Contributed by Ping An Group	Developed internally	Acquired	Purchased Software	Development costs in progress	Goodwill	Business license	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
(Unaudited)
Year ended December 31, 2024
Opening net book amount	–	128,860	–	7,229	16,001	289,161	30,120	–	471,371
Additions	–	–	–	602	20,708	–	–	–	21,310
Impairment	–	(2,392)	–	–	–	(131,901)	–	–	(134,293)
Transfer	–	17,608	–	–	(17,608)	–	–	–	–
Amortization	–	(26,728)	–	(3,291)	–	–	(23,978)	–	(53,997)
Disposal of subsidiaries (Note 9)	–	(94,028)	–	(1,934)	(13,102)	–	–	–	(109,064)
Exchange differences	–	437	–	7	(135)	–	–	–	309
Closing net book amount	–	23,757	–	2,613	5,864	157,260	6,142	–	195,636
As at December 31, 2024
Cost	690,910	647,025	61,078	133,506	5,191	157,260	155,492	80,263	1,930,725
Accumulated amortization	(690,910)	(629,909)	(61,078)	(131,010)	–	–	(149,350)	(80,263)	(1,742,520)
Exchange differences	–	6,641	–	117	673	–	–	–	7,431
Net book amount	–	23,757	–	2,613	5,864	157,260	6,142	–	195,636

The Group assesses at each reporting date whether there is an indication that intangible assets may be impaired. During the year ended December 31, 2023 and 2024, impairment charge of intangible assets excluding goodwill of RMB5,851,000 and RMB2,392,000 has been charged to different functional expenses based on usage of intangible assets by different functional divisions. The impairment charge was charged against development costs for certain intangible assets developed internally, following a decision to reduce the output of certain products in 2023 and 2024.

(i) The discontinuation of cloud services and its corresponding impact on the business and operations of the Group, (ii) the challenging macroenvironment of the industry that the Group operates in and the Group’s expected growth, and (iii) the recent performance and expected growth of the various businesses of the Group significantly impacted the valuation of the goodwill. As at December 31, 2024, the carrying amount of the group of CGUs of Technology Solution segment exceeds its recoverable amount at RMB189,518,000 (Note 11(a)) including a loss attributable to the non-controlling interest’s notional share of goodwill. The Group recognized an impairment loss against goodwill of RMB131,901,000 in other income, gain or loss – net in the consolidated statements of comprehensive income.

During the years ended December 31, 2023 and 2024, the amount of amortization charged to cost of revenue, research and development expenses and general and administrative expenses are as follows:

	Year ended December 31,
Amortization of intangible assets	2023	2024
	RMB’000	RMB’000
	(Note 9)	(Unaudited)
Continuing operations
Cost of revenue	84,081	47,028
Research and development expenses	4,437	232
General and administrative expenses	3,228	482

	91,746	47,742

Discontinued operations	34,687	6,255

	126,433	53,997

(a)            Impairment tests for goodwill

Goodwill arises from the Group’s acquisitions of Vantage Point Technology on July 31, 2018, BER Technology on June 30, 2019, and View Foundation on August 30, 2019.

The goodwill of the Group is attributable to the acquired workforce and synergies expected to be derived from combining with the operations of the Group. During the year ended December 31, 2023 and 2024, the goodwill is regarded as attributable to the group of CGUs of Technology Solutions segment. The Group carries out its impairment testing on goodwill by comparing the recoverable amounts of groups of CGUs to their carrying amounts.

The management did the value-in-use calculations to determine the recoverable amounts. Value-in-use is calculated based on discounted cash flows. The discounted cash flows calculations of group of CGUs use cash flow projection developed based on financial budgets approved by management of the Group covering a five-year period, after considering the current and historical business performance, the future business plan and market data. Cash flows beyond the five-year period are extrapolated using the estimated long term growth rates stated below.

The significant assumptions used for value-in-use calculations are as follows:

	For the year ended December 31,
	2023	2024
	RMB’000	RMB’000
		(Unaudited)
Revenue growth rate	-10%-13%	-25%-10%
Profit margin	-2%-14%	-2%-8%
Long term growth rate	2%	2%
Pre-tax discount rate	19.73%	21.54%
Recoverable amount of the group of CGUs exceeding its carrying amount (RMB’000)	1,153,821	(189,518)

The following table sets forth the impact of reasonable possible changes in absolute value in each of the significant assumptions, with all other variables held constant, of goodwill impairment testing at the dates indicated.

	Recoverable amount of the CGU
Possible changes of significant assumptions	exceeding its carrying amount
	Year ended December 31,
	2023	2024
	RMB’000	RMB’000
		(Unaudited)
Revenue growth rate decrease by 5%	597,067	(265,224)
Profit margin decrease by 1%	886,786	(296,597)
Long term growth rate decrease by 1%	1,039,101	(207,564)
Pre-tax discount rate increase by 1%	989,962	(230,342)

12	TRADE RECEIVABLES

	As at December 31,
	2023	2024
	RMB’000	RMB’000
		(Unaudited)
Trade receivables	779,458	582,068

Less: impairment loss allowance	(68,789)	(75,533)

	710,669	506,535

Less: non-current trade receivables	–	(10,106)

	710,669	496,429

Trade receivables and their aging analysis, based on recognition date, are as follows:

	As at December 31,
	2023	2024
	RMB’000	RMB’000
		(Unaudited)
Up to 1 year	694,157	510,135
1 to 2 years	55,187	35,830
2 to 3 years	21,103	20,069
Above 3 years	9,011	16,034

	779,458	582,068

13	TRADE AND OTHER PAYABLES

	As at December 31,
	2023	2024
	RMB’000	RMB’000
		(Unaudited)
Trade payables (i)
Due to related parties	119,434	7,492
Due to third parties	127,125	83,194

	246,559	90,686
Other payables
Redemption liability (ii)	232,951	232,951
Accrued expenses	436,846	218,942
Security deposits	136,813	32,262
Lease liabilities	51,224	24,405
Income and other tax payables	45,057	21,605
Amounts due to related parties	744,604	234,828
Others	115,517	148,833

	2,009,571	1,004,512
Less: non – current portion
Lease liabilities	(28,283)	(10,670)

	1,981,288	993,842

(i)	As at December 31, 2023, and 2024, based on recognition date, the aging of the trade payables are mainly within 1 year.

(ii)	The Group wrote a put option on the equity in Vantage Point Technology pursuant to the relevant transaction documents entered into with certain non-controlling shareholders of Vantage Point Technology, which provides each of such non-controlling shareholders with the right to require the Group to purchase the equity interest subject to the terms and conditions of the put option. A financial liability (redemption liability) of RMB183,569,000 was initially recognized on the acquisition date to account for the put option and other reserve of the same amount were debited accordingly. As at December 31, 2024, the redemption liability of RMB232,951,000 was estimated based on the estimation of matters relating to the terms and conditions of the put option which is in the process of renegotiation as of the date of this report.

14	DIVIDENDS

No dividends had been paid or declared by the Company during the years ended December 31, 2023 and 2024.

15	SUBSEQUENT EVENTS

There were no material subsequent events during the period from January 1, 2025 to the date of this announcement.

OTHER INFORMATION

Purchase, Sale or Redemption of the Company’s Listed Securities

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s securities (including sale of treasury shares) listed on the Stock Exchange during the Reporting Period.

Compliance with the Corporate Governance Code

We aim to achieve high standards of corporate governance which are crucial to our development and safeguard the interests of our Shareholders. The Company’s corporate governance practices are based on the principles and code provisions set forth in the Corporate Governance Code (the “Corporate Governance Code”) contained in Appendix C1 to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Listing Rules”).

The Board is of the view that the Company has complied with all applicable code provisions of the Corporate Governance Code during the Reporting Period, save for code provisions C.2.1 and C.6.2 of the Corporate Governance Code.

Code provision C.2.1 of the Corporate Governance Code states that the roles of chairman and chief executive should be separate and should not be performed by the same individual. During the Reporting Period, the Company has appointed Mr. Chongfeng Shen as both the chairman of the Board and the chief executive of the Company. The Board however believes that it is in the interests of the Company to vest the roles of both the chairman and the chief executive officer in the same person, so as to provide consistent leadership within the Group and facilitate the prompt execution of the Group’s business strategies and boost operation effectiveness. The Board also believes that the balance of power and authority under this arrangement will not be impaired, as all major decisions must be made in consultation with the Board as a whole, together with its relevant committees, which comprise experienced individuals and four independent non-executive Directors who are in the position to provide independent insights to the Board and monitor the management and operation of the Company. To ensure proper governance and execution at management level, the Company also has in place various management committees who make management decisions collectively. The Board will periodically review and consider the effectiveness of this arrangement by taking into account the circumstances of the Group as a whole.

Code provision C.6.2 of the Corporate Governance Code states a board meeting should be held to discuss the appointment of the company secretary and the matter should be dealt with by a physical board meeting rather than a written resolution. Ms. Yanjing Jia and Ms. Wing Shan Winza Tang resigned as the joint company secretaries with effect from February 23, 2024, and Mr. Tsz Fung Chan (“Mr. Chan”) was appointed as the company secretary with effect from February 23, 2024. The appointment of Mr. Chan was dealt with by a written resolution of the Board. As Mr. Chan joined the Group since April 2019, previously serving as strategy director and project management director of the Group, and currently serving as the head of board office and head of investor relations of the Company, the Board was fully aware of the qualifications and experience of Mr. Chan without any dissenting opinion, and as such it was considered that a physical board meeting was not necessary for approving the said appointment.

Compliance with the Model Code for Securities Transactions by Directors

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix C3 to the Listing Rules as its code of conduct regarding directors’ securities transactions.

Having made specific enquiries to all of the Directors of the Company, all Directors of the Company confirmed that they have fully complied with all relevant requirements set out in the Model Code during the Reporting Period.

Audit Committee

We have established an audit committee comprising of 3 members, being Mr. Tianruo Pu (as the chairperson), Mr. Koon Wing Ernest Ip and Mr. Wing Kin Anthony Chow. The Audit Committee has reviewed the unaudited annual results of the Company for the year ended December 31, 2024 and has met with the independent auditor, PricewaterhouseCoopers.

Scope of work of PricewaterhouseCoopers

The unaudited financial information disclosed in this announcement is preliminary. The audit of the financial statements and related notes to be included in the Group’s annual report to shareholders for the year ended December 31, 2024 is still in progress.

The figures in respect of the Group’s unaudited consolidated balance sheets, unaudited consolidated statements of comprehensive income, unaudited condensed consolidated statements of cash flows and the related notes thereto for the year ended December 31, 2024 as set out in this announcement have been agreed by the Group’s auditor, PricewaterhouseCoopers, to the amounts set out in the Group’s draft consolidated financial statements for the year ended December 31, 2024. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement in accordance with International Standards on Auditing and consequently no assurance has been expressed by PricewaterhouseCoopers on this announcement.

Events or issues may arise during the course of finalizing and issuing the audited consolidated financial statements of the Group that might result in the need to revise amounts in the Group’s consolidated financial statements.

Final Dividend

The Board does not recommend the distribution of a final dividend for the year ended December 31, 2024.

Publication of annual results announcement and annual report

This annual results announcement is published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (https://irhk.ocft.com). The annual report for the year ended December 31, 2024 will be made available to the Company’s shareholders for review on the same websites in due course.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s limited operating history in the technology-as-a-service for financial institutions industry; its ability to achieve or sustain profitability; the tightening of laws, regulations or standards in the financial services industry; the Company’s ability to comply with the evolving regulatory requirements in the People’s Republic of China and other jurisdictions where it operates; its ability to comply with existing or future laws and regulations related to data protection or data security; its ability to maintain and enlarge the customer base or strengthen customer engagement; its ability to maintain its relationship and engagement with Ping An Group and its associates, which are its strategic partner, most important customer and largest supplier; its ability to compete effectively to serve China’s financial institutions; the effectiveness of its technologies, its ability to maintain and improve technology infrastructure and security measures; its ability to protect its intellectual property and proprietary rights; its ability to maintain or expand relationship with its business partners and the failure of its partners to perform in accordance with expectations; its ability to protect or promote its brand and reputation; its ability to timely implement and deploy its solutions; its ability to obtain additional capital when desired; litigation and negative publicity surrounding China-based companies listed in the U.S.; disruptions in the financial markets and business and economic conditions; the Company’s ability to pursue and achieve optimal results from acquisition or expansion opportunities; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this announcement and in the attachment is as of the date of this announcement, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

By Order of the Board
OneConnect Financial Technology Co., Ltd.
Mr. Chen Dangyang
Chairman of the Board and Chief Executive Officer

Hong Kong, March 18, 2025

As at the date of this announcement, the board of directors of the Company comprises Mr. Chen Dangyang as the executive director, Mr. Michael Guo, Ms. Xin Fu, Mr. Wenwei Dou and Ms. Wenjun Wang as the non-executive directors and Dr. Yaolin Zhang, Mr. Tianruo Pu, Mr. Wing Kin Anthony Chow and Mr. Koon Wing Ernest Ip as the independent non-executive directors.